Exhibit 99.1

ITAMAR MEDICAL REPORTS FIRST QUARTER 2020 FINANCIAL RESULTS

- First Quarter 2020 Revenues Increase 38% to $8.4 Million -

- WatchPAT™ Revenues Increase 41% to $8.2 Million -

- Company to Host Conference Call Today at 8:00 am ET, 3:00 pm IT -

CAESAREA, Israel, May 27, 2020-- Itamar Medical Ltd. (Nasdaq and TASE: ITMR), a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders, today reported unaudited financial results for the first quarter of 2020.

“Our first quarter results illustrate a strong start to the year, which has persisted into the second quarter. Despite largely COVID-19 driven weakness in sales of our WatchPAT multiuse test, we have seen a dramatic increase in sales of our WatchPAT ONE device — the only commercially available, fully disposable home sleep apnea test (HSAT) currently available on the market,” said Gilad Glick, President and Chief Executive Officer of Itamar Medical.

“This is a difficult time for our customers and the patients they treat, but we are hopeful that we can continue to play a large role in supporting the accelerated evolution to home based care using digital health platforms. Importantly, as the healthcare world likely moves to a more virtual-based environment and infection risk management stays a key priority, we see a tremendous opportunity to reach the estimated 26% of adults worldwide suffering from sleep apnea with our comprehensive sleep disorder diagnostic platform,” concluded Glick.

First Quarter 2020 Highlights

•	Revenues in the first quarter of 2020 were $8.4 million, an increase of 38% year-over-year.

•	U.S WatchPAT revenues in the first quarter of 2020 were $6.1 million, an increase of 42% year-over-year.

•	Gross margin in the first quarter of 2020 was 76%, compared to 77% in the first quarter of 2019.

•	Completed a U.S. public offering in February 2020 with total gross proceeds of $40.3 million, ending the first quarter 2020 with $50.4 million in cash and cash equivalents.

Recent Business Developments and COVID-19 Updates

•	While the overall sleep testing market has contracted significantly due to the impact of the COVID-19 outbreak, Itamar Medical continued to gain significant momentum in the period from April 1, 2020 through May 22 , 2020, compared to the same period in the prior year. While the Company does not expect to offer mid-quarter financial updates going forward, this momentum was reflected in the following Key Performance Indicators (KPIs):

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o	Grew total value of sales orders in the U.S. approximately 48% year-over-year, including a material order in connection with our contract with Lunella LLC, a wholly owned subsidiary of SoClean Inc. and their recent launch of our WatchPAT ONE through their DTC marketing channels. Excluding this order, year-over year growth was 23% for the same period, primarily driven by WatchPAT ONE orders.

o	Onboarded an average of 21 new WatchPAT ONE customers per week, reaching 210 active centers (mostly sleep centers) using WatchPAT ONE as of May 22, 2020.

o	Increased WatchPAT ONE backlog to approximately $850,000 as of May 22, 2020, compared to approximately $550,000 as of March 31, 2020 despite consistent increases in weekly units’ shipments.

o	Expanded WatchPAT ONE production output to approximately 3,000 units for the week ended May 22, 2020, representing an approximately 300% increase from the pre-COVID-19 baseline level.

•	Received CE mark approval in Europe for the WatchPAT ONE product.

•	Entered into an agreement with Sleep Data Diagnostic and its virtual-care platform BetterNight and Sleep Data Holdings to simplify the process by which both sleep and non-sleep referring physicians can refer patients for sleep apnea testing with WatchPAT through Itamar Medical and BetterNight’s platforms, providing a full care pathway.

•	Entered into an agreement to fund a clinical study conducted at Mount Sinai Hospital in New York City to evaluate the potential impact of CPAP therapy in both sleep apnea and non-sleep apnea patients in delaying or eliminating hospitalization and/or ventilation in patients suspected or diagnosed with COVID-19.

First Quarter 2020 Financial Results

Revenues for the first quarter of 2020 increased 38% to $8.4 million, compared to $6.1 million in the same quarter in 2019. Revenue growth was driven by an increase in WatchPAT sales in the U.S. and Japan.

WatchPAT revenues for the first quarter of 2020 increased 41% to $8.2 million, compared to $5.8 million in the same quarter in 2019.

U.S. WatchPAT revenues for the first quarter of 2020 increased 42% to $6.1 million, compared to $4.3 million in the same quarter in 2019. Sales from disposables and renewable products, including WatchPAT ONE, comprised approximately 75% of WatchPAT revenues in the U.S. in the first quarter of 2020, compared to 77% in the same quarter in 2019.

Gross profit for the first quarter of 2020 increased to $6.3 million, compared to $4.7 million in the same quarter in 2019. Gross profit margin for the first quarter of 2020 was approximately 76%, compared to 77% in the same quarter in 2019. Gross margin decline was manly driven by the increase in WatchPAT ONE sales.

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Operating loss for the first quarter of 2020 was $2.0 million, compared to $1.3 million in the same quarter in 2019. The increase in operating loss was mainly due to an increase of $1.5 million in selling and marketing expenses associated with the expansion of the U.S. sales team into new geographical territories and verticals (32 territories and verticals as of March 31, 2020, compared to 23 territories and verticals as of March 31, 2019) as well as additional sales commissions resulting from the increase in revenues; an increase of $0.4 million in research and development expenses associated with an increase in personnel to support product development and clinical study programs and reimbursement consulting; and an increase of $0.4 million in general and administrative expenses mainly attributable to expenses of a publicly listed company in the U.S., partially offset by the increase in revenues.

Non-IFRS operating loss for the first quarter of 2020 was $1.4 million, compared to $1.0 million in the same quarter in 2019. Non-IFRS operating loss excludes approximately $0.6 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; and change in provision for doubtful and bad debt, compared to $0.3 million of similar expenses for the same quarter in 2019 (see “Use of Non-IFRS Measures” below).

Net loss for the first quarter of 2020 was $2.0 million, compared to $1.2 million in the same quarter in 2019.

Non-IFRS net loss for the first quarter of 2020 was $1.4 million, compared to $1.2 million in the same quarter in 2019. Non-IFRS net loss excludes approximately $0.6 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; and gain from reevaluation of derivatives, compared to ($0.1) million of similar expenses and gains for the same quarter in 2019 (see “Use of Non-IFRS Measures” below).

As of March 31, 2020, the Company had cash and cash equivalents of $50.4 million. This amount includes the net proceeds from the public offering completed in February 2020 of $37.1 million.

Conference Call and Webcast Information

The Company will host a conference call today at 8:00 a.m. Eastern Time, 3:00 p.m. Israel Time to review financial results and provide a corporate update.

To listen live via webcast, please visit https://www.itamar-medical.com/, or by clicking here.

To participate via phone, please use the dial in information:

U.S. toll-free: 877-407-8037

International: 201-689-8037

Israel toll-free: 1-809-406-247

Please log in approximately 10 minutes prior to the scheduled start time. An archived webcast also will be provided in the Events and Presentations section of the Company’s website.

Use of Non-IFRS Measures*

In addition to disclosing financial results prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB), this press release contains Non-IFRS financial measures for operating loss, net loss and diluted loss per ADS, which are adjusted from results based on IFRS to exclude: (i) share-based payments; (ii) depreciation and amortization of property and equipment and intangible assets; (iii) change in provision for doubtful and bad debt; and in the case of net loss (iv) gain from reevaluation of derivatives. Management believes that the Non-IFRS financial measures provided in this press release are useful to investors’ understanding and assessment of the Company’s performance. Management uses both IFRS and Non-IFRS measures when operating and evaluating the Company’s business internally and therefore decided to make these Non-IFRS adjustments available to investors. The presentation of this Non-IFRS financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. For further details, see a reconciliation of operating loss and net loss on an IFRS basis to a Non-IFRS basis that is provided in the table that accompanies this press release.

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About Itamar Medical Ltd.

Itamar Medical is a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. Itamar Medical commercializes a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. Itamar Medical offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs. The Company’s key product, WatchPAT, is commercially available within major markets including the U.S., Japan and Europe. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the potential increase in patients’ access to WatchPAT or the momentum gained by our business we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of Itamar Medical's control and actual results, expressed or implied by such forward-looking statements, could differ materially from Itamar Medical's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by Itamar Medical in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC) and the Israel Securities Authority (ISA), including the Company’s latest Form F-1 and Annual Report on Form 20-F, which are on file with the SEC (accessible at www.sec.gov) and the ISA. Except as otherwise required by law, Itamar Medical undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contact

Itamar Medical Ltd.

Shy Basson

Chief Financial Officer and U. S. Chief Executive Officer

Phone: +972-4-617-7700

bshy@itamar-medical.com

Itamar Medical Investor Relations Contact (U.S.)

Leigh Salvo

Gilmartin Group

Phone: +1-415-937-5412

investors@itamar-medical.com

* The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

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ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	March 31, 2020	December 31, 2019
	U.S. dollars in thousands
Assets
Current assets
Cash and cash equivalents	$50,442	$15,115
Trade receivables	7,106	8,384
Other receivables	1,187	1,404
Inventories	3,906	3,363
Total current assets	62,641	28,266

Non-current assets
Long-term restricted deposits and prepaid expenses	457	476
Long-term trade receivables	218	156
Property and equipment	1,626	1,472
Intangible assets	522	395
Right-of-use assets	2,193	2,442
Total non-current assets	5,016	4,941
Total assets	$67,657	$33,207

Liabilities
Current liabilities
Short-term bank loan	$5,000	$5,000
Current maturities of lease liabilities	868	890
Trade payables	2,968	2,028
Other accounts payable	2,559	3,455
Accrued expenses	964	1,317
Provisions	324	273
Short-term employee benefits	433	352
Total current liabilities	13,116	13,315

Non-current liabilities
Lease liabilities, net of current maturities	1,443	1,708
Recognized liability for defined benefit plan, net	197	260
Other long-term liabilities	1,262	1,260
Total non-current liabilities	2,902	3,228
Total liabilities	16,018	16,543

Equity
Ordinary share capital	1,132	878
Additional paid-in capital	161,731	125,435
Accumulated deficit	(111,224)	(109,649)
Total equity	51,639	16,664
Total liabilities and equity	$67,657	$33,207

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ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,
	2020	2019
	U.S. dollars in thousands (except per share and ADS data)

Revenues	$8,378	$6,056
Cost of revenues	2,050	1,402
Gross profit	6,328	4,654
Operating expenses:
Selling and marketing	5,263	3,722
Research and development	1,302	940
General and administrative	1,720	1,287
Total operating expenses	8,285	5,949
Operating loss	(1,957)	(1,295)
Financial income (expenses):
Financial income	235	92
Financial expenses	(234)	(298)
Gain from derivatives instruments	-	364
Financial income, net	1	158
Loss before taxes on income	(1,956)	(1,137)
Taxes on income	(42)	(27)
Net loss	$(1,998)	$(1,164)

Loss per share (in U.S. dollars):
Basic	$(0.01)	$(0.00)
Diluted	$(0.01)	$(0.00)

Weighted average number of shares used in computation of loss per shares (in thousands):
Basic	389,927	328,190
Diluted	389,927	368,067

Loss per ADS (in U.S. dollars):
Basic	$(0.15)	$(0.11)
Diluted	$(0.15)	$(0.12)

Weighted average number of ADSs used in computation of loss per ADS (in thousands):
Basic	12,998	10,940
Diluted	12,998	12,269

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ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2020	2019
	U.S. dollars in thousands
Cash flows from operating activities:
Net loss	$(1,998)	$(1,164)
Adjustments for:
Depreciation and amortization	410	331
Share-based payment	362	176
Change in provision for doubtful and bad debt	32	(13)
Net financial cost (income)	(97)	24
Gain from reevaluation of derivatives	-	(364)
Decrease in trade receivables	1,184	192
Decrease in other accounts receivable	228	128
Increase in inventories	(761)	(273)
Increase in trade payables	429	378
Increase (decrease) in other accounts payable and accrued expenses	(1,292)	236
Increase in provisions	51	4
Increase in employee benefits	79	90
Income tax expenses	42	27
Taxes paid during the period	(1)	(27)
Net interest paid during the period	(74)	(8)
Net cash used in operating activities	(1,406)	(263)

Cash flows from investing activities:
Purchase of property and equipment, intangible assets and capitalization of development expenditure	(231)	(146)
Net cash used in investing activities	(231)	(146)

Cash flow from financing activities:
Proceeds from issuance of shares, net of share issuance costs	37,061	13,968
Repayment of principal of lease liabilities	(225)	(224)
Issuance of shares due to the exercise of stock options	-	11
Net cash provided by financing activities	36,836	13,755
Increase in cash and cash equivalents	35,199	13,346
Cash and cash equivalents at beginning of period	15,115	6,471
Effect of exchange rate fluctuations on balances of cash and cash equivalents	128	70
Cash and cash equivalent at end of period	$50,442	$19,887

Non-cash financing activity- share issuance costs	$511	$-

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ITAMAR MEDICAL LTD.

RECONCILIATIONS OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

	Three Months Ended March 31,
	2020	2019
	U.S. dollars in thousands (except per ADS data)

IFRS operating loss	$(1,957)	$(1,295)
Share-based payment	356	170
Depreciation and amortization of property and equipment and intangible assets	168	132
Change in provision for doubtful and bad debt	32	(13)
Non-IFRS operating loss	$(1,401)	$(1,006)

IFRS net loss	$(1,998)	$(1,164)
Share-based payment	362	176
Depreciation and amortization of property and equipment and intangible assets	168	132
Change in provision for doubtful and bad debt	32	(13)
Gain from reevaluation of derivatives	-	(364)
Non-IFRS net loss	$(1,436)	$(1,233)

IFRS loss per ADS - diluted (in U.S. dollars)	$(0.15)	$(0.12)
Share-based payment	0.03	0.01
Depreciation and amortization of property and equipment and intangible assets	0.01	0.01
Change in provision for doubtful and bad debt	-	-
Non-IFRS loss per ADS - diluted (in U.S. dollars)	$(0.11)	$(0.10)

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